FOR IMMEDIATE RELEASE

The Toronto Stock Exchange
Symbol: MRF

MOUNT REAL ANNOUNCES CLOSING OF SPEQ BY OVERTURE MEDIA

Montreal, Quebec, April 5, 2004 – Mount Real Corporation (Mount Real) today announced that its client Overture Media SPEQ Ltd. has recently completed a financing of $1.5 Million, through the SPEQ program with Investissement Quebec. Overture Media SPEQ Ltd. is a shareholder of Overture Media Ltd., the publisher of Overture Magazine, a Canadian publication of an upscale fashion, beauty and lifestyle magazine with a European influenced look and style.

Marielle Dupéré, President of Overture, commented: "We were pleased by the work and dedication of the professionals at iForum Securities Inc. in completing this offering. Our thanks go to our investors who believe in our future as a lifestyle magazine and to Mount Real for the support they gave us in launching our new venture."

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

For additional information concerning Overture please contact:

Marielle Dupéré
Tel: (514) 602-9209
Fax: (514) 762-6535

Source: Joseph Pettinicchio
President, Mount Real Corp.

General Information: Kelly Leonard
Tel.: (514) 762-2500
Fax: (514) 762-6535
Web Site: www.mountreal.com
Email: kelly@mountreal.com